March 15, 2007



General Ronald R. Fogleman
Chairman
World Air Holdings Inc.
The HLH Building
101 Peachtree City, GA 30269

General Fogleman:

          We continue to be extremely disappointed with the lack of shareholder communication and financial performance of World Air Holdings Inc. ("World Air" or the "Company"). Rather than simply restating the steps we believe the Company should take to maximize shareholder value, including pursuing a sale transaction, we again protest the utter lack of transparency in the Company's dealings with its shareholders, exemplified by the glaring lack of shareholder communication, an inability to timely provide SEC financials, and minimal guidance as to the evaluation of strategic alternatives by the Company and its financial advisors, Legacy Partners.

          It seems inconceivable to us that World Air still has not filed its 10Q related to 3rd quarter 2006. It is clear to us, and we believe to much of your shareholder base, that changes at the Company are required to both protect the franchise value of World Air and to assure that the most appropriate approach to maximize shareholder value is implemented.

          In the interests of all shareholders we urge that the Company take immediate steps to improve its corporate governance regime. The following steps could be taken by the Board, or at a minimum could be presented by the Company for consideration by the shareholders at this year's annual meeting:

     o Stockholders are currently denied the right to call a special meeting. The By-laws should be amended to permit shareholders owning 15% of the outstanding shares to call a special meeting;

     o The Charter and By-laws should be amended to eliminate the classified Board and replace it with a single class of directors annually elected;

     o The By-laws should be amended to limit the Board size to no more than 11 members; and

     o The By-laws should be amended to permit shareholders to fill any vacancies on the Board as the result of shareholder removal of directors whether with or without cause.


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General Ronald R. Fogleman
March 15, 2007
Page 2





          As you know, we intend to nominate three candidates for election to the Board at the Annual Meeting because we believe it is time for a change at World Air with the addition of directors that directly represent shareholder interests. We urge you to take the steps outlined above to implement a far more shareholder-friendly governance regime. While these steps may not overcome the Company's poor performance and its "going dark" on shareholders, they will at least give back to the shareholders their rights to govern the Company they own in their own best interests.

          Please feel free to contact us at (212) 377-4224.

                                    CLINTON GROUP, INC.

                                    /s/ Conrad Bringsjord

                                    Conrad Bringsjord
                                    Managing Director